March 22, 2018

Mikhail Zhukov
Chief Executive Officer
HeadHunter Group PLC
Dositheou, 42
Strovolos, 2028, Nicosia
Cyprus

       Re: HeadHunter Group PLC
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted March 12, 2017
           CIK No. 0001721181

Dear Mr. Zhukov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendmnet No. 1 to Draft Registration Statement on Form F-1 Submitted March 12, 2018

Use of Proceeds, page 58

1. We note your disclosure about the profit sharing arrangement between an affiliate of Mr.
       Ivan Tavrin and the Selling Shareholders. When known, please quantify the amount Mr.
       Tavrin's affiliate will receive under this arrangement from the sale of ADSs by the Selling
       Shareholders in this offering. In addition, please clarify what material services Mr. Tavrin or his affiliate provided in connection with the Acquisition or the company.
 Mikhail Zhukov
HeadHunter Group PLC
March 22, 2018
Page 2


Related Party Transactions, page 140

2. Please file as an exhibit the Share Purchase Agreement with Mail.Ru. You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or
Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney
Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350
with any other questions.

FirstName LastNameMikhail Zhukov
Comapany NameHeadHunter Group PLC
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